EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          April __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2000 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After April __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                  *  *  *  *  *  *

          CP&L ENERGY, INC., ET AL. (70-[___])
          ------------------------

          CP&L Energy, Inc. ("CP&L Energy"), 411 Fayetteville Street Mall, Raleigh, North Carolina 27601, and Florida Progress Corporation ("Florida Progress"), One Progress Plaza, St. Petersburg, Florida 33701, have filed a joint application-declaration pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 13(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rules 45, 46, 52, 53, 54, 87 and 90 - 92 thereunder.

          CP&L Energy is currently a wholly owned subsidiary of Carolina Power & Light Company ("CP&L"). In a separate proceeding (File No. 70-9643), CP&L Energy is seeking approval pursuant to Sections 9 and 10 of the Act to acquire all of the issued and outstanding common stock of Florida Progress, an exempt holding whose predominant subsidiary is Florida Power Corporation ("Florida Power"), in a share exchange (the "Share Exchange"). Upon consummation of the Share Exchange, CP&L Energy intends to register as a holding company pursuant to


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Section 5 of the Act. As a result of the Share Exchange, CP&L Energy will own, directly or indirectly, all of the issued and outstanding common stock of three public utility subsidiary companies, namely, CP&L, which operates as an electric utility in parts of North Carolina and South Carolina; Florida Power, which operates as an electric utility in west central Florida; and North Carolina Natural Gas Corporation ("NCNG"), a wholly owned subsidiary of CP&L, which distributes gas at retail in parts of eastern and south central North Carolina (collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries").

          Florida Progress will be maintained as a direct wholly owned subsidiary of CP&L Energy after the Share Exchange and will continue to hold all of the common stock of Florida Power and several direct non-utility subsidiaries, the largest of which is Progress Capital Holdings, Inc., which in turn holds most of Florida Progress's non-utility subsidiaries and investments.

          CP&L Energy, Florida Progress and their respective subsidiaries are seeking approval for a program of external financing, credit support arrangements, and other related proposals following CP&L Energy's registration under the Act for the period through September 30, 2003 ("Authorization Period"), as follows:

          Acquisition Debt. CP&L Energy requests authorization to maintain the
          ----------------
credit arrangements under which it will incur up to $3.75 billion to finance the cash portion of and pay other costs associated with the Share Exchange (the "Acquisition Debt"), including any extensions or renewals thereof.

          External Financing by CP&L Energy. CP&L Energy requests authority to
          ---------------------------------
issue and sell from time to time shares of its authorized common stock, preferred stock or other forms of preferred securities, and unsecured long-term indebtedness having maturities of up to 50 years ("Debentures") in an aggregate amount not to exceed $3.8 billion, and unsecured short-term indebtedness having maturities of one year or less ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion, provided that the aggregate principal amount of all indebtedness of CP&L Energy at any time outstanding (including, specifically, Acquisition Debt, Debentures and Short-term Debt) shall not exceed $5.0 billion (the "CP&L Energy Debt Limit"). The interest rate on the Debentures will not exceed 300 basis points over the rate on a Treasury security having a comparable maturity, and the interest rate on Short-term Debt will not exceed 300 basis points over the London Interbank Offered Rate ("LIBOR").

          External Financing by CP&L and NCNG. CP&L and NCNG request authority
          -----------------------------------
to issue and sell from time to time debt and equity securities which are not exempt pursuant to Rule 52(a), as follows: (A) CP&L and NCNG request authority to issue and reissue from time to time notes evidencing up to $1 billion and $125 million, respectively, of indebtedness outstanding at any one time having maturities of two years or less, the interest rate on which would not exceed 300 basis points over LIBOR; and (B) NCNG requests authority to issue and sell from time to up to $750 million of long-term debt securities having maturities of up to 50 years and trust preferred securities, the interest rate on which would not exceed 500 basis points over the rate on a Treasury security having comparable maturities.


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          Financing by Non-Utility Subsidiaries. To the extent that such
          -------------------------------------
transactions are not exempt under Rule 52(b), CP&L Energy's direct and indirect non-utility subsidiaries (the "Non-Utility Subsidiaries") request authority to issue and sell from time to time debt and equity securities in order to finance their operations and future non-utility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding.

          Guarantees. CP&L Energy requests authority to provide guarantees and
          ----------
other forms of credit support on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $750 million at any one time outstanding, subject to the limitations of Rules 53 and 58. In addition, Non-Utility Subsidiaries request authority to provide guarantees and other forms of credit support on behalf or for the benefit of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $500 million at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52, subject to the limitations of Rule 58.

          Existing Florida Progress Guarantees. Florida Progress and its
          ------------------------------------
non-utility subsidiaries request authorization to maintain in effect all guarantees and other forms of credit support outstanding on the date of the Share Exchange relating to credit facilities and other financing arrangements of certain non-utility subsidiaries, and to other existing obligations of Florida Progress's non-utility subsidiaries, and to amend, renew, extend or replace any such guarantees during the Authorization Period. The aggregate maximum exposure under all of these existing guarantees is approximately $2.2 billion.

          Hedging Transactions. CP&L Energy and, to the extent not exempt under
          --------------------
Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          Money Pool Transactions. CP&L Energy proposes to establish and fund
          -----------------------
separate system money pool agreements for the Utility Subsidiaries ("Utility Money Pool") and certain of the Non-Utility Subsidiaries ("Non-Utility Money Pool"). CP&L and Florida Power each request authorization (to the extent needed) to borrow up to $400 million at any time outstanding and NCNG up to $125 million at any time outstanding under the Utility Money Pool.

          Subsequent Changes in Capital Stock of Wholly Owned Subsidiaries. CP&L
          ----------------------------------------------------------------
Energy, on behalf of the Subsidiaries, requests authorization to change the terms of any wholly owned Subsidiary's authorized capital stock capitalization.

          Financing Subsidiaries. CP&L Energy and the Subsidiaries request
          ----------------------
authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52. The amount of securities issued by any Financing Subsidiary will be counted against the


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limitations on amounts of similar types of securities that may be issued by the parent company of the Financing Subsidiary.

          Organization of Intermediate Subsidiaries. CP&L Energy requests
          -----------------------------------------
authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to exempt wholesale generators ("EWGs"), exempt foreign utility companies ("FUCOs"), companies engaged or formed to engage in activities permitted by Rule 58, or exempt telecommunications companies.

          Acquisition of Energy Related Assets. Non-Utility Subsidiaries request
          ------------------------------------
authority to invest up to $500 million in certain types of non-utility energy-related assets ("Energy-Related Assets") that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

          Exemption from "At Cost" Rule. As permitted by Rule 87(b)(1),
          -----------------------------
Non-Utility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

          Activities of Rule 58 Companies Outside the U.S. CP&L Energy requests
          -----------------------------------------------
authority on behalf of any current and future Rule 58 subsidiaries to engage in energy marketing in Canada and energy management and consulting activities anywhere outside the United States.

          Payment of Dividends Out of Capital. Because of the application of the
          -----------------------------------
purchase method of accounting to the Share Exchange, CP&L Energy's retained earnings will not reflect the pre-merger retained earnings of Florida Progress or CP&L. Likewise, because CP&L's acquisition of NCNG in July 1999 was also accounted for under the purchase method, CP&L's retained earnings do not reflect the pre-acquisition retained earnings of NCNG. Both transactions also created or will create significant amounts of goodwill, which CP&L Energy and NCNG are required to amortize, thereby reducing current earnings. Accordingly, CP&L Energy requests authority to pay dividends out of capital and unearned surplus in amounts equal to the sum of the retained earnings of CP&L, Florida Progress and NCNG at the time of the Share Exchange and acquisition of NCNG, and, on an ongoing basis, to pay dividends out of earnings before amortization of goodwill. NCNG requests authority to pay dividends out of capital and unearned surplus in an amount equal to its retained earnings prior to being acquired by CP&L and, on an ongoing basis, out of current earnings before amortization of goodwill. Non-Utility Subsidiaries request authority to pay dividends out of capital and unearned surplus to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.


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          Consolidated Tax Allocation Agreement. CP&L Energy requests approval
          -------------------------------------
for an agreement among CP&L Energy and its Subsidiaries to allocate consolidated income tax liabilities in a manner that will allow CP&L Energy to retain the benefit of losses (chiefly in the form of interest expense on the Acquisition
Debt) generated at the holding company level.

          The applicants state that the proceeds of the financing requested in this proceeding will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of CP&L Energy and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, and Rule 58 companies, (ii) the repayment, redemption, refunding or purchase by CP&L Energy or any Subsidiary of any of its own securities pursuant to Rule 42, and (iii) financing working capital requirements. CP&L Energy states that the aggregate amount of proceeds of financing and CP&L Energy guarantees approved by the Commission in this proceeding which are used to fund investments in EWGs and FUCOs will not, when added to CP&L Energy's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of CP&L Energy's "consolidated retained earnings" (also as defined in Rule 53). Further, the proceeds of all financings and guarantees, as requested in this proceeding, which are utilized to fund investments in Rule 58 companies will be subject to the limitations of that rule.


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